Via Facsimile and U.S. Mail
Mail Stop 4720

February 25, 2010

Jason Napolitano
Executive Vice President
    and Chief Financial Officer
Heska Corporation
3760 Rocky Mountain Avenue
Loveland, Colorado 80538

Re: Heska Corporation
        Form 10-K for Fiscal Year Ended December 31, 2008
        Filed March 16, 2009
        File No. 000-22427

Dear Mr. Napolitano:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief